SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*



                WNC Housing Tax Credit Fund IV, L.P., Series 2
             -----------------------------------------------------
                                (Name of Issuer)

                    Units of Limited Partnership Interest
             -----------------------------------------------------
                         (Title of Class of Securities)



             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                             13G                    Page 1 of 5 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ENOVA CORPORATION

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [ x]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       California

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            4,000 units of limited partnership interest (indirect
                       beneficial ownership through Enova Financial, Inc., a
                       wholly owned subsidiary)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             4,000 units of limited partnership interest (indirect
                       beneficial ownership through Enova Financial, Inc., a
                       wholly owned subsidiary)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,000 units of limited partnership interest (indirect beneficial ownership through Enova Financial, Inc., a wholly owned subsidiary)
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       25.6%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.                             13G                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ENOVA FINANCIAL, INC.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       California

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            4,000  units of limited partnership interest
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             4,000  units of limited partnership interest
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,000  units of limited partnership interest

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       25.6%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       CO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 3 of 5 Pages


                       DISCLAIMER OF BENEFICIAL OWNERSHIP

            THE FILING OF THIS SCHEDULE 13G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT ENOVA CORPORATION IS, FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES IDENTIFIED IN THIS STATEMENT.

Item 1.     (a)   Name of Issuer:

                  WNC Housing Tax Credit Fund IV, L.P., Series 2


            (b)   Address of Issuer's Principal Executive Offices:

                  3158 Redhill Avenue, Suite 120, Costa Mesa, California 92626


Item 2.     (a)   Name of Person Filing:

                  Enova Financial, Inc. and Enova Corporation


            (b)   Address of Principal Business Office:

                  For Enova Financial, Inc. and Enova Corporation:
                  101 Ash Street, San Diego, California 92101


            (c)   Citizenship:

                  Enova Financial, Inc. and Enova Corporation are both incorporated under the laws of the State of California


            (d)   Title of Class of Securities:

                  Units of Limited Partnership Interest


            (e)   CUSIP Number:

                  Not applicable.


Item 3. This statement is not filed pursuant to rules 13d-1(b) or 13d-2(b).

                                                             Page 4 of 5 Pages


Item 4.     Ownership.

            (a)   Amount Beneficially Owned:  4,000 units
            (b)   Percent of Class: 25.6%
            (c)   Number of shares as to which person has
                  (i)   Sole power to vote or direct the vote:  4,000 units
                  (ii)  Shared power to vote or direct the vote:  0
                  (iii) Sole power to dispose or direct the disposition of:
                        4,000 units (Enova Financial, Inc. has the sole power
                        to vote and dispose of the units, however, the limited partnership agreement pursuant to which the units were issued provides certain restrictions on its ability to dispose of the units.)
                  (iv)  Shared power to dispose or direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.


Item 8.     Identification and Classification of Members of the Group.

            See Exhibit B.


Item 9.     Notice of Dissolution of Group.

            Not applicable.


Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 1997

                                         Enova Financial, Inc.,
                                         a California corporation


                                         By /s/ Christian P. Fonss
                                            ----------------------------
                                            Christian P. Fonss,
                                            Vice President,
                                            Corporate Development



Date:  February 12, 1997

                                         Enova Corporation, Inc.,
                                         a California corporation


                                         By /s/ Frank H. Ault
                                            ---------------------------
                                            Frank H. Ault,
                                            Vice President and Controller

                                   EXHIBIT A


                              AGREEMENT RELATING TO
                            JOINT FILING OF STATEMENT


            Enova Corporation, a California corporation, and Enova Financial, Inc., a California corporation, hereby agree that the foregoing statement dated February 12, 1997, containing the information required by Schedule 13G relating to the ownership by Enova Financial, Inc. of Units of Limited Partnership Interest in WNC Housing Tax Credit Fund IV, L.P., Series 2, is filed on behalf of both Enova Corporation and its wholly-owned subsidiary, Enova Financial, Inc.

            In witness whereof, the undersigned have executed this agreement as of this 12th day of February, 1997.

                                        ENOVA FINANCIAL, INC.,
                                        a California corporation


                                        By /s/ Christian P. Fonss
                                           -----------------------------
                                           Christian P. Fonss,
                                           Vice President,
                                           Corporate Department



                                        ENOVA CORPORATION,
                                        a California corporation


                                        By /s/ Frank H. Ault
                                           -----------------------------
                                           Frank H. Ault,
                                           Vice President and Controller

                                                            EXHIBIT B



Pursuant to Item 8.

            This statement is filed jointly on behalf of Enova Financial, Inc. and Enova Corporation pursuant to Rule 13d-1(c). Enova Financial, Inc., a California corporation, is a wholly owned subsidiary of Enova Corporation, a California corporation.